UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      October 26, 2006

VIA U.S. Mail and Facsimile

Mr. Roy G. Warren
Chief Executive Officer
Bravo! Foods International Corp.
11300 US Highway 1
North Palm Beach, Florida 33408



      Re:	Bravo! Foods International Corp.
		Registration Statement on Form SB-2/A
      Filed October 13, 2006
		File No. 333-130535

		Form 10-KSB/A for the Fiscal Year Ended December 31,
2005
		Filed October 3, 2006
		File No. 0-25039

Dear Mr. Warren:

      We have reviewed your response letter dated October 2, 2006 and the above noted documents and have the following additional accounting comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-B/A, Filed on October 13, 2006

General

1. Where comments on one section or document impact parallel disclosure in another, make corresponding changes to all affected sections and documents.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Financial Statements, page F-1

Consolidated Balance Sheet

2. Please revise your consolidated balance sheet as of December
31,
2005 to include parentheses around the accumulated deficit account balance.

Note 1 - Nature of Business, Liquidity and Management`s Plans and Significant Accounting Policies, page F-10

Financial Instruments, page F-13

3. We note that you present the carrying value and fair value of your notes payable, convertible debt and redeemable preferred stock as of
December 31, 2005.  Please present this information as of December
31,
2004 as well.

4. At Note 6(f) on page F-26 you state that all warrants related to the $660,000 convertible note financing had been fully converted as of
June 30, 2005. However, per the table on page F-16 warrants convertible into 1,500,000 common shares were outstanding as of December 31, 2005. Please revise your disclosures as necessary to remove this inconsistency.

Note 6 - Convertible Notes Payable, page F-19

5. On page F-21 you disclose that the $2,300,000 convertible notes payable is due on January 28, 2007; however, the due date for this financing is noted as May 2007 in the convertible debt carrying value table on page F-19. In addition, on page F-27 you disclose that the
$1,008,000 convertible notes payable is due on April 30, 2006, but the due date per the debt carrying value table is December 2005. Please revise your disclosures as necessary to remove any inconsistencies in the due dates noted in the table versus the due dates disclosed in the narrative discussion of the terms of the notes.

6. It appears that you have not paid certain outstanding note balances by their specified due dates. Please disclose whether you were in default of the terms of these notes, and discuss any waivers you received from the creditors, which modified the payment terms of the notes.






Note 7 - Preferred Stock, page F-30

(b) Series J Preferred Stock, page F-31

7. We note your disclosure on page F-32 in which you explain that this series of convertible preferred stock was not deemed to be a conventional convertible instrument, as defined by paragraph 4 of EITF
00-19 due to certain variability in the conversion price. Your disclosure on page F-31 in which you state the conversion price is $0.20 per common share seems to imply the conversion price is fixed rather than variable. Please expand your disclosure to address the terms under which the conversion price is variable.

Note 13 - Restatements of Prior Financial Statements, page F-58

8. In the Item 4.02 Form 8-K, filed on August 15, 2006, you state that your financial statements for the years ended December 31, 2001 through 2005 should no longer be relied upon due to certain errors in the financial statements. However, you have only included restated financial statements for the years ended December 31, 2004 and 2005 as well as restated quarterly information for 2004 and 2005 in your amended Form 10-KSB, filed on October 3, 2006. Please file restated financial statements for the years ended December 31, 2001 through 2003.

9. Where you have presented tabular restated quarterly information, please include a column that totals the quarterly amounts and per share data and reconciles to the restated financial statements.

10. We note you have restated your accumulated deficit account balances as of December 31, 2004 and 2005. Please disclose the components that make up the change in the accumulated deficit account balances.

*****

Closing Comments

      As appropriate, please amend your registration statement and periodic reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.





      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-
3740 with any other questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director

cc:	J. Gallagher
	K. Hiller
	C. Moncada-Terry


Mr. Roy G. Warren
Bravo! Foods International Corp.
October 26, 2006
Page 1